Exbibit 99.1

SunCar Technology Reports Financial Results for Full Year 2025

April 28, 2026

Profitable in the Third and Fourth Quarters of 2025

Delivered Record Annual Revenue of $489 million

Q4 revenue increased 17% year-over-year to $151 million

Increased Auto Partners’ Premiums by over 190%

Signed Strategic AI Partnership with ByteDance

NEW YORK, April 28, 2026-- SunCar Technology Group Inc. (the "Company" or "SunCar") (NASDAQ: SDA), an innovative leader in AI-powered auto insurance and auto services, today announced financial results for the year ended December 31, 2025.

"SunCar had a transformational year where our products and partnerships with China’s leading EV companies became truly AI-centric.” Zaichang Ye, Chairman and CEO of SunCar, said. “China’s global leadership in open-source AI is now well-established. SunCar, through its partnership with ByteDance, is fully leveraging its partner’s valuable AI technology in both new product development and operations.”

“ByteDance’s world-class multimodal AI is allowing us to create products such as agent-based policy matching and pricing, video inspections, predictive maintenance, accident analysis, and other products we could only imagine several years ago.”

“I'm very pleased with our strong 2025 results, record revenue of $489 million, and profitability in the second half of the year. SunCar is building unique, AI-powered technology that enables our auto partners to sell insurance and other downstream services successfully. That is our key differentiator!”

Full Year, Third and Fourth Quarter 2025 Financial Highlights

●	Generated a profit of $1.4 million in the third quarter of 2025, increasing to a profit of $1.7 million in the fourth quarter of 2025.

●	Fourth quarter revenue increased 17% to a record $151.2 million year-over-year.

●	Full year revenue increased 11% to $489.3 million year-over-year.

●	Full year net loss was $2.4 million compared to a net loss of $64.5 million in 2024. The significant reduction in net loss was due to a significant decrease in share-based compensation in 2025 compared to 2024.

●	Full year adjusted EBITDA was $11.0 million, compared to $9.8 million in 2024.

●	SunCar ended the year with cash and short-term investments of $46.6 million.

Full Year 2025 & Recent Business Highlights

●	Tesla: Launched an integrated “Insurance + Auto Services” module on the Tesla App. SunCar installed its insurance platform at independent service centers in third-tier cities helping Tesla avoid the need to build its own service centers.

●	Xiaomi: New Xiaomi models featured AI upgrades from SunCar’s Anji AI service center to provide owners with more customized auto insurance and services.

●	NIO: With the launch of NIO’s ES8 and ONVO L90 models, SunCar’s technology provided NIO owners with “one-click” auto insurance policy shopping.

●	Leapmotor: SunCar announced that it had taken over management of Leapmotor’s digital insurance platform and achieved 60%+ conversion rates.

●	ByteDance AI Partnership: SunCar announced a partnership with ByteDance AI to develop leading AI-powered products and to optimize SunCar’s operations.

●	Anji AI Development Center: SunCar announced that its Anji AI Center was contributing to 190%+ insurance sales growth for its partners, Xpeng and Tesla.

●	Agricultural Bank of China: In April 2026, SunCar announced it had won an estimated $50 million, three-year concierge chauffeur contract with the bank.

●	Ping An Bank: SunCar expanded its partnership with Ping An Bank to include all auto services for the Bank’s credit card and consumer finance centers.

 Full Year, Third and Fourth Quarter 2025 Financial Results

Third and Fourth Quarters 2025:

●	Fourth quarter revenue increased 17% year-over-year to a record $151.2 million

●	Profit of $1.4 million in the third quarter, increasing to $1.7 million in the fourth quarter of 2025

Full year 2025:

●	Revenue increased 11% year-over-year to $489.3 million

●	Net loss was $2.4 million compared to a net loss of $64.5 million in 2024. The significant reduction was due to a large decrease in share-based compensation expenses.

●	Adjusted EBITDA was $11.0 million compared to $9.8 million a year ago.

●	Auto eInsurance revenue increased 25% to $212.6 million year-over-year. This growth was driven by the increased number of insurance policies sold.

●	Technology Services revenue increased 19% to $53.6 million from a year ago.

●	Auto Services revenue decreased 1% to $223.1 million year-over-year. This decrease was due to management’s decision not to renew certain less-profitable contracts.

●	Operating costs and expenses decreased to $485.4 million from $500.3 million a year ago. This decrease was due to operating efficiencies and the higher percentage of insurance revenue.

●	Integrated service costs increased to $241.5 million in 2025, from $226.2 million a year ago. This increase was due largely to the growth of Technology Service revenue and its associated costs.

●	Promotional services expenses increased to $197.0 million for the year ended from $164.3 million a year ago. This increase is in line with the growth of SunCar’s insurance segment.

●	Selling expenses decreased to $18.9 million from $22.6 million a year ago.

●	General and administrative expenses decreased to $19.0 million from $47.0 million a year ago. This decrease was primarily due to the absence of a one-time $62.0 million share-based compensation expense in 2024.

●	Research and development expenses decreased from $40.2 million in 2024 to $9.0 million in 2025. This decrease was primarily due to the absence of a one-time $62.0 million share-based compensation expense in 2024.

●	Ended the year with $46.6 million in cash and short-term investments

Insurance Segment Review

●	Tesla: SunCar’s innovative “Insurance plus Services Package" is now available on the Tesla App. SunCar’s insurance platform was successfully installed at independent service centers. SunCar became the first partner to enable Tesla to support drivers in third-tier cities without building its own delivery centers.

●	NIO: NIO’s insurance revenue has increased dramatically with SunCar’s app streamlining the policy issuance process and expediting application approvals.

●	Li Auto: Li’s online pilot program of SunCar’s platform has achieved significant success in multiple cities with a nationwide rollout planned for 2026.

●	Leapmotor: In September, SunCar announced that it had taken over the management of Leapmotor’s digital insurance with conversions exceeding 60%.

●	ZEEKR: SunCar’s smart insurance system improved efficiency for ZEEKR stores. Suncar’s custom cloud customer service reduced lead times.

●	XPeng: SunCar has expanded its strategic cooperation with Xpeng to include helping XPeng sell extended warranties and other service products online.

●	Xiaomi: SunCar’s platform manages all lapsed insurance renewals for Xiaomi and has created an industry-leading customer service process.

●	Huawei: SunCar won the bid to manage insurance for Huawei’s (HIMA) alliance. HIMA is Huawei’s automotive technology platform and alliance network.

●	China Post: Signed agreement with China Post to add 174 new partner stores.

●	Gas Vehicle Market: SunCar’s car dealer management system is fully operational, featuring "One-Screen Quoting" and Lead/Task Management.

●	Jiayi Auto Insurance: Closed acquisition of Jiayi Auto Insurance Agency.

Auto Services Segment Review

●	Agricultural Bank of China: In April 2026, SunCar announced it had won an estimated $50 million, three-year concierge chauffeur contract with the bank. This enterprise-wide contract with one of the world’s largest banks demonstrates SunCar’s ability to meet the auto services needs of the largest corporations.

●	CITIC Bank Private Banking: SunCar is the exclusive provider of concierge chauffeur solutions for CITIC Private Banking’s high-net-worth clients.

●	China Construction Bank(“CCB”): During the year, SunCar launched multiple key projects for CCB, including chauffeur services for VIP card members.

●	PICC: SunCar won bids for PICC’s chauffeur services across 13 provincial offices and signed contracts for auto services in two other provinces.

●	Ping An Bank: SunCar served as the preferred aftermarket service provider for Ping An Bank's Credit Card Center and Automotive Consumer Finance Center

●	Ping An Insurance: SunCar expanded auto services to three new provinces and won additional provincial bids for chauffeur services and VIP lounge services.

●	VISA: In February 2025, SunCar won the bid for the Visa concierge service project, providing airport and high-speed rail pickup/drop-off services across China for Industrial and Commercial Bank of China (ICBC) Platinum and Black Gold cardholders.

●	Beibu Gulf Port: SunCar signed a corporate chauffeur agreement and long-term strategic partnership through 2027. The contract includes the deep integration of SunCar’s transportation platform into Beibu’s operations.

●	China Resources: SunCar managed concierge chauffeur services for the prestigious "Yaji" event series with customers receiving bespoke travel services.

●	DiDi: Suncar provided an end-to-end vehicle air quality management solution to DiDi with professional air quality monitoring and air purification.

Financial Outlook

SunCar is maintaining its $600 million revenue forecast for the full year 2026.

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans, and prospects that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Forward-looking statements in this release include statements regarding the planned launch of AI-powered services, expected improvements in customer experience, potential cost reductions, and the development of SaaS solutions. These statements involve risks, including technology development challenges, market acceptance, regulatory approval requirements, and the ability to scale AI implementations. For a detailed discussion of these risks, please refer to the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date of this press release, and the Company undertakes no obligation to update or revise these statements, except as required by law.

Contact Information:

SunCar:

Investor Relations: Mr. Breaux Walker
Email: IR@suncartech.com

Legal: Ms. Li Chen
Email: chenli@suncartech.com

SOURCE: SunCar Technology Group Inc.

SUNCAR TECHNOLOGY GROUP INC

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2024	2025
ASSETS
Current assets
Cash	$26,865	$25,019
Restricted cash	2,647	2,841
Short-term investments	20,985	21,597
Accounts receivable, net	75,605	59,767
Prepaid expenses and other current assets, net	70,171	74,072
Total current assets	196,273	183,296

Non-current assets
Long-term investment	274	286
Property, software and equipment, net	27,664	24,195
Intangible asset	-	408
Deferred tax assets, net	10,453	11,947
Other non-current assets	11,458	30,821
Right-of-use assets	606	2,243
Total non-current assets	50,455	69,900
TOTAL ASSETS	$246,728	$253,196

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$83,597	$80,394
Long-term borrowing, current	-	71
Accounts payable	56,812	41,404
Contract liabilities	2,421	5,730
Tax payable	1,361	1,468
Accrued expenses and other current liabilities	5,792	10,697
Amount due to related parties, current	6,238	6,659
Operating lease liabilities, current	544	834
Total current liabilities	156,765	147,257

Non-current liabilities
Operating lease liabilities, non-current	21	1,333
Long-term borrowing, non-current	-	1,358
Amount due to related parties, non-current	22,761	12,516
Warrant liabilities	947	50
Total non-current liabilities	23,729	15,257
Total liabilities	$180,494	$162,514

Commitments and contingencies (Note 21)

Shareholders’ equity
Class A Ordinary shares (par value of $0.0001 per share; 400,000,000 Class A Ordinary shares authorized as of December 31, 2024 and 2025, respectively; 51,845,493 and 51,645,493 Class A Ordinary shares issued and outstanding as of December 31, 2024; 59,608,351 and 55,969,794 Class A Ordinary shares issued and outstanding as of December 31, 2025)	$5	$6
Class B Ordinary shares (par value of $0.0001 per share; 100,000,000 Class B Ordinary shares authorized as of December 31, 2024 and 2025, respectively; 46,659,565 and 46,039,565 Class B Ordinary shares issued and outstanding as of December 31, 2024 and 2025, respectively)	5	5
Additional paid in capital	208,701	233,014
Accumulated deficit	(195,387)	(199,329)
Accumulated other comprehensive loss	(1,432)	(1,146)
Total SUNCAR TECHNOLOGY GROUP INC’s shareholders’ equity	11,892	32,550
Non-controlling interests	54,342	58,132
Total shareholders’ equity	66,234	90,682
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$246,728	$253,196

SUNCAR TECHNOLOGY GROUP INC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025
Revenues
Auto eInsurance service	$118,109	$170,549	$212,568
Technology service	30,658	44,892	53,619
Auto service	214,979	226,456	223,104
Total revenues	363,746	441,897	489,291

Operating cost and expenses
Integrated service cost	(209,553)	(226,172)	(241,510)
Promotional service expenses	(112,504)	(164,262)	(197,045)
Selling expenses	(20,578)	(22,587)	(18,900)
General and administrative expenses	(22,462)	(46,995)	(18,990)
Research and development expenses	(14,111)	(40,244)	(8,961)
Total operating costs and expenses	(379,208)	(500,260)	(485,406)
Operating (loss)/income	(15,462)	(58,363)	3,885

Other income/(expenses)
Financial expenses, net	(4,435)	(4,529)	(4,239)
Investment income	518	784	152
Change of fair value of warrant liabilities	(629)	(286)	897
Other income/(loss), net	5,001	794	(2,748)
Total other income/(expenses), net	455	(3,237)	(5,938)

Loss before income tax expense	(15,007)	(61,600)	(2,053)
Income tax expense	(2,572)	(2,853)	(346)
Net loss	(17,579)	(64,453)	(2,399)

Less: Net income attributable to non-controlling interests	9,333	4,210	1,543
Net loss attributable to the Company’s ordinary shareholders	(26,912)	(68,663)	(3,942)

Net loss attributable to the Company’s ordinary shareholders per ordinary share
Basic and diluted	$(0.31)	$(0.72)	$(0.04)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Basic and diluted	85,441,057	95,996,861	102,081,873

Other comprehensive (loss)/income
Foreign currency translation difference	(1,137)	(1,524)	2,818
Total other comprehensive (loss)/income	(1,137)	(1,524)	2,818

Total comprehensive (loss)/income	(18,716)	(65,977)	419
Less: total comprehensive income attributable to non-controlling interest	8,087	2,751	4,075
Total comprehensive loss attributable to the SUNCAR TECHNOLOGY GROUP INC’s shareholders	$(26,803)	$(68,728)	$(3,656)

SUNCAR TECHNOLOGY GROUP INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(17,579)	$(64,453)	$(2,399)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
(Reversal)/provision for credit losses	(4,112)	1,314	3,695
Depreciation	4,114	4,503	6,095
Amortization of right-of-use assets	754	775	839
Share-based compensation of subsidiary	1,519	1,495	998
Share-based compensation of the Group	9,776	62,040	-
(Gain)/Loss on disposal of property, software and equipment	(27)	4	108
Deferred income tax expense/(benefit)	701	1,235	(1,007)
Fair value changes of warrant liabilities	629	286	(897)
Financing expense related to issuance of GEM Warrants	377	607	606
Accrued liability for GEM litigation	-	-	3,100
Changes in operating assets and liabilities:
Accounts receivable	30,822	(22,710)	14,936
Prepaid expenses and other current assets	(55,908)	(6,740)	(8,601)
Accounts payable	3,140	31,345	(17,412)
Contract liabilities	(418)	(554)	3,117
Accrued expenses and other current liabilities	(288)	1,437	3,286
Tax payable	(621)	35	46
Operating lease liabilities	(680)	(691)	(793)
Amount due to related parties	150	1,913	-
Total net cash (used in) provided by operating activities	(27,651)	11,841	5,717

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, software and equipment	(4,928)	(588)	(380)
Proceeds from disposal of property, software and equipment	54	43	3
Payment for acquisition of an insurance license	-	-	(236)
Purchase of short-term investment	(518)	(21,636)	(451)
Proceeds from the redemption of short-term investment	4,719	21,657	750
Payment of securities margin	-	-	(4,029)
Purchase of other non-current assets	(1,721)	(11,623)	(8,560)
Total net cash used in investing activities	(2,394)	(12,147)	(12,903)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	104,506	105,870	104,625
Repayments of short-term borrowings	(93,970)	(102,993)	(111,304)
Proceeds from long-term borrowing	-	-	1,430
Payment for GEM litigation	-	-	(1,550)
Repayments of payables to a related party	(10,000)	(1,699)	(11,553)
Proceeds from issuance of ordinary shares, net of issuance cost	18,468	-	41,631
Cash required on reverse recapitalization	68	-	-
Proceeds from Private Placement	21,737	-	-
Payment for offering cost related to Business Combination	(588)	-	-
Shares repurchase	(2,000)	-	(15,760)
Exercise of warrants	2,213	-	-
Repurchase of non-controlling interests	-	(4,129)	(3,151)
Total net cash provided by (used in) financing activities	40,434	(2,951)	4,368

Effect of exchange rate changes	(711)	(826)	1,166

Net change in cash and restricted cash	9,678	(4,083)	(1,652)

Cash and restricted cash, beginning of the year	$23,917	$33,595	$29,512
Cash and restricted cash, end of the year	$33,595	$29,512	$27,860

Reconciliation of cash and restricted cash to the consolidated balance sheets:
Cash	$30,854	$26,865	$25,019
Restricted cash	$2,741	$2,647	$2,841
Total cash and restricted cash	$33,595	$29,512	$27,860

Supplemental disclosures of cash flow information:
Income tax paid	$2,577	$1,466	$1,307
Interest expense paid	$3,666	$3,669	$3,502

Supplemental disclosures of non-cash flow information:
Decrease of accrued expenses and other current liabilities due to vest of restricted shares	$311	$311	$311
Property, software and equipment transferred from other non-current assets	$3,728	$9,877	$-
Obtaining right-of-use assets in exchange for operating lease liabilities	$1,702	$103	$2,328
Prepaid financing expense related to issuance of GEM Warrants	$1,442	$835	$229
Repayments of payables to a related party (Note 19)	$-	$4,504	$-

SunCar Technology Group Inc.

Net loss to Adjusted EBITDA Reconciliation

for the years ended December 31, 2023, 2024 and 2025.

	For the years ended December 31,
	2023	2024	2025
	(In thousands)
Net loss	$(17,579)	$(64,453)	$(2,399)
Depreciation and amortization	4,114	4,503	6,095
Financial expenses, net	4,435	4,529	4,239
Investment income	(518)	(784)	(152)
Change of fair value of warrant liabilities	629	286	(897)
Other non-recurring (income) expense, net	(5,001)	(794)	2,748
Income tax expense	2,572	2,853	346
Share-based compensation (1)	11,295	63,535	998
Transaction fees (2)	1,702	79	15
Adjusted EBITDA	$1,649	$9,754	$10,993
Net loss Margin	-4.8%	-14.6%	-0.5%
Adjusted EBITDA Margin	0.5%	2.2%	2.2%